FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2005

Commission File Number: 1-3788
N.V. Koninklijke Nederlandsche Petroleum Maatschappij
(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands
(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
Tel No: (011 31 70) 377 9111
(Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F [X ] Form 40-F _______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No [X]
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

N.V. Koninklijke Nederlandsche Petroleum Maatschappij

Royal Dutch Petroleum Company

Press release

Filing legal proceeding against Royal Dutch Petroleum Company

Trafalgar Catalyst Fund and Trafalgar Volatility Fund have filed a legal proceeding against Royal Dutch Petroleum Company to contest the proposed merger between Royal Dutch Petroleum Company and its subsidiary Shell Petroleum NV. A court hearing will be held on Tuesday 13 December. Royal Dutch Petroleum Company has noted the claims by Trafalgar and will vigorously defend its position.

The Hague, 7 December 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL DUTCH PETROLEUM COMPANY (Registrant) /s/ J. van der Veer Name: J. van der Veer Title: President/Managing Director /s/ M.C.M. Brandjes Name: M.C.M. Brandjes Title: Company Secretary

Date: 7 December 2005